 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Officers

Mr. Wei Wen, the director, Chief Executive Officer and Chairman (the “Chairman”) of the board of directors (the “Board”) of Token Cat Limited, a Cayman Islands exempted limited company (the “Company”), resigned from his position as director, Chief Executive Officer and Chairman of the Company, effective October 30, 2025. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Simon Li, the Chief Financial Officer of the Company, resigned from his position as the Chief Financial Officer of the Company, effective October 30, 2025. His resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective November 6, 2025, Mr. Guangsheng Liu, the Co-Chief Executive Officer was appointed as the Chief Financial Officer and Chairman by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Wei Wen and Mr. Simon Li. Mr. Liu will continue to serve as the Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2025

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

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